Exhibit 99.4

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on Thursday, December 9, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however; if such a direction is not made in respect of any matter or is unclear, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.	Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (International).

Proxies submitted must be received by 10:00 a.m. (Eastern Time) on December 7, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

29SE10066.E.SEDAR/000001/000001/i

Appointment of Proxyholder
I/We being holder(s) of Helix BioPharma Corp. hereby appoint: Donald H. Segal, or failing him John Docherty, or failing him Kenneth A. Cawkell,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Helix BioPharma Corp. to be held at Sheraton Parkway, Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada, on Thursday, December 9, 2010, at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
Ordinary resolution fixing the number of Directors at seven (7).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Donald H. Segal	☐	☐	02. John M. Docherty	☐	☐	03. Kenneth A. Cawkell	☐	☐

04. Jack M. Kay	☐	☐	05. Gordon M. Lickrish	☐	☐	06. W. Thomas Hodgson	☐	☐

07. Kazimierz Roszkowsi-Sliz	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Ordinary resolution that KPMG LLP, Chartered Accountants, be appointed as auditor of the Company at a remuneration to be fixed by the directors, as more particularly described in the Company's Information Circular dated November 10, 2010.

							For	Against

4. Equity Compensation Plan							☐	☐
Ordinary resolution approving the adoption of the 2010 Equity Compensation Plan, which, among other things, allows the Company to grant to certain eligible persons various forms of equity compensation, all as described in the Company's Information Circular dated November 10, 2010, under the heading "Adoption of 2010 Equity Compensation Plan". The full text of the proposal resolution is also set out in the Company's Information Circular dated November 10, 2010 under such heading.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

1 0 6 4 3 7	A R 2	H B P Q